Filed Pursuant to Rule 424(b)(3)
Registration No. 333-162060

Prospectus supplement

(To Prospectus dated December 22, 2009)

2,610,000 shares

Syntel, Inc.

Common stock

The selling shareholder is offering 2,610,000 shares of our common stock, no par value. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholder.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “SYNT.” The last price as reported on the NASDAQ Global Select Market on November  16, 2010, was $48.71 per share.

Investing in our common stock involves risks. See “Risk factors” on page S-9 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$47.5000	$123,975,000

Underwriting discount	$2.1375	$5,578,875

Proceeds, before expenses, to selling shareholder	$45.3625	$118,396,125

The underwriters have a 30-day option to purchase from the selling shareholder a maximum of 390,000 additional shares to cover over-allotments, if any.

The underwriters expect to deliver the shares of common stock against payment on or about November 22, 2010.

J.P. Morgan	Jefferies & Company

William Blair & Company	Janney Montgomery Scott

Noble Financial Capital Markets	Sidoti & Company, LLC

Prospectus Supplement dated November 16, 2010.

Prospectus supplement

Prospectus

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

We have not authorized anyone to provide you with information that is different. This prospectus supplement may only be used where it is legal to sell these securities.

You should not assume that the information contained in or incorporated by reference in this prospectus supplement of the accompanying prospectus is accurate as of any date other than the respective dates thereof.

i

About this prospectus supplement

This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. This document has two parts. The first part is the prospectus supplement, which describes the specific terms of the offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to the offering. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Available Information and Incorporation of Information by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus supplement, in the accompanying prospectus, in any other prospectus supplement and in any free writing prospectus filed by us with the SEC. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of each of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. To the extent that any statement that we make in this prospectus supplement differs from or is inconsistent with statements made in the accompanying prospectus or any documents incorporated by reference therein, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying prospectus and such documents incorporated by reference therein.

Unless the context otherwise requires, references in this prospectus supplement to the “Company,” “Syntel,” “we,” “us,” and “our” refer to Syntel, Inc., and include its consolidated subsidiaries where the context so requires.

This prospectus supplement, the accompanying prospectus, and the information incorporated herein and therein by reference includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus supplement or the accompanying prospectus are the property of their respective owners.

Forward-looking statements

This prospectus supplement contains statements that could be construed as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements containing words such as “could”, “expects”, “may”, “anticipates”, “believes”, “estimates”, “plans”, and similar expressions. In addition, the Company or persons acting on its behalf may, from time to time, publish other forward-looking statements. Such forward-looking statements are based on management’s estimates, assumptions and projections and are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements.

Although management believes that the expectations, forecasts and goals reflected in these forward-looking statements are reasonable, actual results could differ materially for a variety of reasons, including, without limitation, the risks and uncertainties detailed in this prospectus supplement, “Item 1A, Risk Factors,” of our Annual Report on Form 10-K for the year ended December 31, 2009, in our Quarterly Reports on Form 10-Q for the quarter ended March 31, June 30, and September 30, 2010 and in our other filings made from time to time with the SEC.

Other factors not currently anticipated may also materially and adversely affect our results of operations, cash flows, financial position and prospects. There can be no assurance that future results will meet expectations. While we believe that the forward-looking statements in this prospectus supplement are reasonable, you should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. We do not undertake, and expressly disclaim any obligation to update or alter any statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Prospectus supplement summary

This summary highlights certain information about us, this offering and information appearing elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the information referred to under the heading “Risk factors” in this prospectus supplement beginning on page S-9, and the risk factors and the financial statements and other information contained in our filings with the SEC which have been incorporated by reference in this prospectus supplement, when making an investment decision.

Business overview

We are a worldwide provider of information technology (IT) and outsourcing services to Global 2000 companies. We believe we combine deep industry knowledge with an understanding of our customers’ needs and available technologies to provide high-quality, value-enhancing services to our customers. We utilize a Global Delivery Service model, leveraging an integrated on-site/offshore approach that combines technical and account management teams both on-site at the customer location and offshore at Global Development Centers located primarily in India. Our reported service offerings include:

•	Applications Outsourcing, consisting of outsourcing services for ongoing management, development and maintenance of business applications.

•

Knowledge Process Outsourcing (KPO), consisting of high-value, customized outsourcing solutions that enhance critical back-office services such as transaction processing, loan servicing, retirement processing, collections and payment processing. Syntel’s primary KPO focus is in the financial services, healthcare and insurance sectors.

•

e-Business, consisting of strategic advanced technology services in the integration and development of technology applications, including Customer Relationship Management (CRM), Data Warehousing/Business Intelligence, Enterprise Applications Integration (EAI), Enterprise Resource Planning (ERP) services and Web Solutions.

•	TeamSourcing, consisting of professional IT consulting services.

We provide services to a broad range of Global 2000 companies in the financial services, healthcare, insurance, automotive, retail and other industries. Our largest customers during the first nine months of 2010, based on revenues, were American Express and State Street Bank. We have been chosen as a preferred vendor by many of our customers and have been recognized for our quality and responsiveness. We seek to develop long-term relationships with our customers so as to become a trusted business partner and enable us to expand our roles with current customers. We also have focused our sales effort on increasing our resources in the development, marketing and sales of our Applications Outsourcing, KPO, e-Business and TeamSourcing services to expand our customer base.

We believe our human resources are our most valuable asset and invest significantly in programs to recruit, train and retain IT professionals. We recruit globally through our worldwide recruiting network and maintain a broad package of employee support programs. We believe that our management structure and human resources organization is designed to maximize our ability to efficiently expand our IT professional staff in response to customer needs.

We were founded in 1980 and are headquartered in Troy, Michigan. Our net revenues in the nine month period ended September 30, 2010 increased to $387.2 million from $301.2 million in the nine month period ended September 30, 2009, representing an increase of 28.5%. Worldwide billable headcount as of September 30, 2010 increased by 34.6% to 11,499 employees as compared to 8,546 employees as of September 30, 2009.

Industry overview

Increasing globalization and rapid technological innovation are creating an increasingly competitive business environment that requires companies to fundamentally change their business processes. This change is driven by increasing demand from customers for increased quality, lower costs, faster turnaround, and highly responsive and personalized service. To make these changes and adequately address these needs, companies are focusing on their core competencies and on cost-effectively utilizing IT solutions to improve productivity, lower costs and manage operations more effectively. As a result, designing, developing and implementing advanced technology solutions are key priorities for the majority of corporations. In addition, the development and maintenance of new IT applications continues to be a high priority. This type of work requires highly skilled individuals trained in a broad spectrum of technologies. However, there is a growing shortage of these individuals and many companies are reluctant to expand their IT departments through additional staffing, particularly at a time when they are attempting to minimize fixed costs and reduce their workforce. We believe that many organizations are concluding that using outside specialists to address their advanced technology and ongoing IT requirements enables them to develop better solutions in shorter time frames and to reduce implementation risks and ongoing maintenance costs. Those outside specialists best positioned to benefit from these trends have access to a pool of skilled technical professionals, have demonstrated the ability to manage IT resources effectively, have low-cost offshore software development facilities, and can efficiently expand operations to meet customer demands.

Demand for IT services has grown significantly as companies seek ways to outsource not only specific projects for the design, development and integration of new technologies, but also ongoing management, development and maintenance of existing IT systems.

We believe that outsourcing the ongoing management, development and maintenance of IT applications is becoming increasingly critical to business enterprises. The challenges of IT planning, budgeting and execution in the face of technological innovations and uncertainties, the focus on cost cutting, and a growing shortage of skilled personnel are driving senior corporate management to strategically pursue outsourcing of critical internal IT functions. Organizations are seeking an experienced IT services outsourcing provider that possesses not only the expertise and knowledge to address the complexities of rapidly changing technologies, but also the capability to understand and automate their business processes and knowledge base. In addition, the IT provider must be able to develop customized solutions to problems unique to the organization. This involves maintaining a combination of on-site, off-site and offshore professionals who know the customer’s IT and business processes, providing access to a wide range of expertise and best practices, providing responsiveness and accountability to allow internal IT departments to meet organization goals, and providing low-cost, value-added services to stay within the organization’s IT budget constraints.

In today’s environment, large organizations are increasingly finding that full facilities management outsourcing providers, who own and manage an organization’s entire IT function, do not permit the organization to retain control over, or permit flexible reallocation of, its IT resources. This makes Syntel’s flexible model an attractive alternative.

Demand for KPO services is also growing as enterprises are looking beyond IT outsourcing to drive cost reductions and enterprise wide improvements. Companies are starting to understand the benefits a KPO partner can deliver with increased efficiencies and potential for improved performance.

Competitive strengths

Our principal competitive strengths include:

Global delivery service.    Our ability to offer flexible on-site, off-site and offshore services benefits our customers by providing responsive delivery, access to the most knowledgeable personnel and best practices, resource depth and cost-effectiveness.

Trusted business partner.    Our corporate culture reflects a “customer for life” philosophy, such that we are focused on developing an in-depth knowledge of our customers’ business processes, IT applications and industry to provide high value services.

Deep industry expertise.    We have developed methodologies, toolsets and proprietary knowledge applicable to specific industries, including financial services, insurance and healthcare, that allow us to be more responsive to customer needs within these industries.

Depth and breadth of service offerings.    We provide a comprehensive range of IT services, including application development, application maintenance and support, packaged software implementation, infrastructure management services, KPO and testing services.

Proven intellectual capital.    We benefit from our experience in transitioning from a 100% onshore service provider to a majority offshore service provider. This intellectual capital includes methodologies for the selection of appropriate customer IT functions for management by us, tools for the transfer to us of the systems knowledge of our customer and techniques for providing systems support improvement to our customer.

Fixed-priced and fixed-time frame.    We have historically performed part of our services on a fixed-price, fixed-time frame basis, which we believe aligns our objectives with those of our clients. We deliver solutions for both enterprise-wide and departmental initiatives on a fixed-price and fixed-time frame basis using our proprietary tools and methodologies. We believe our ability to offer fixed-price and fixed-time frame processes is an important competitive differentiator that allows us and our clients to better understand clients’ business needs, and to design, develop, integrate and implement solutions that address those needs.

Operating strategy

Our objective is to strengthen our position as a global IT services and outsourcing provider. We intend to achieve this through our strategies to:

Leverage global delivery model.    We will continue to leverage our investment in our Global Development Centers to provide reliable and cost-effective services to our existing customers, expand services and to attract new customers.

Continue to grow application outsourcing services.    Through increased sales efforts and a realignment of development, marketing and sales, we seek to continue to grow our revenues from higher value Applications Outsourcing services.

Capitalize on existing capabilities in the high growth KPO market.    We will seek to continue to grow our expertise in the area of value-added KPO solutions, primarily in the areas of financial services and insurance.

Expand our customer base and role with current customers.    We intend to leverage our trusted business partner status with customers to cross-sell additional services in order to expand our role with current customers, and to leverage our expertise in transferring processes offshore and in specific verticals to expand our customer base.

Attract and retain highly skilled IT professionals.    We believe our management structure and human resources organization are designed to maximize our ability to retain our professional IT staff, and we intend to leverage this ability to continue to attract new professionals to our staff in both IT and KPO.

Pursue selective partnership opportunities.    We intend to continue to pursue additional partnership alliances with software firms and IT application infrastructure firms that will allow us to provide our services more efficiently to our customers.

Corporate information

Our executive office is located at 525 East Big Beaver Road, Suite 300, Troy, Michigan 48083, and our telephone number is (248) 619-2800. Our web site address is www.syntelinc.com. The information on our website is not part of this prospectus.

The offering

Common stock offered by the selling shareholder	2,610,000 shares.

Common stock outstanding before and after the offering	41,737,397 shares.

Selling Shareholder	Bharat Desai.

Use of proceeds	We will not receive any proceeds from the sale of our common stock by the selling shareholder in this offering.

Overallotment Option	The underwriters have an option to purchase 390,000 additional shares of our common stock from us to cover any overallotments.

Dividend policy	Subject to limitations imposed by Michigan law, dividend payments are within the absolute discretion of our Board of Directors. The dividends we have previously paid are described under “Market Price of Common Stock and Dividend Policy and History.”

Nasdaq Global Select Market symbol	SYNT

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of common stock to be outstanding before and after this offering is based on the 41,737,397 shares outstanding as of November 9, 2010. The number of shares of common stock being offered in this offering represents 7.2% of our outstanding common stock as of November 9, 2010 assuming the underwriters exercise the overallotment option.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

In this prospectus supplement, references to the number of shares of common stock outstanding includes outstanding shares of restricted common stock issued under our stock option plans. As of November 9, 2010, there were 249,171 shares of restricted common stock outstanding.

In this prospectus supplement, references to the number of shares of common stock outstanding do not include:

•

11,150 shares issuable upon the exercise of stock options granted pursuant to our stock option plans and outstanding as of November 9, 2010 and having a weighted average exercise price of $9.53 per share; and

•	2,025,095 shares available for future grants or issuance under our stock option plans.

Summary financial data

The following financial data as of and for the years ended December 31, 2009, 2008 and 2007 has been derived from the audited consolidated financial statements of Syntel. The following financial data as of and for the nine month periods ended September 30, 2010 and 2009 has been derived from the unaudited condensed consolidated financial statements of Syntel. The other operating data for all periods presented has been derived from the Company’s internal records. The following information should be read together with Syntel’s historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Syntel’s Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2010, each of which is incorporated by reference into this prospectus supplement. The summary historical financial and operating data presented in this prospectus supplement may not be indicative of future performance. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year.

	Year ended December 31,			Nine months ended September 30,
(In thousands, except per share data)	2009	2008	2007	2010	2009

STATEMENT OF INCOME DATA
Net revenues	$419,006	$410,426	$337,673	$387,233	$301,234
Cost of revenues	215,154	231,729	205,422	230,764	156,496

Gross profit	203,852	178,697	132,251	156,469	144,738
Selling, general and administrative expenses	78,463	80,347	68,913	66,286	58,495
Income from operations	125,389	98,350	63,338	90,183	86,243
Other income, principally interest	10,059	2,031	7,222	9,118	6,837

Income before income taxes	135,448	100,381	70,560	99,301	93,080
Provision for income taxes	16,953	13,700	7,700	15,471	10,366

Net income	$118,495	$86,681	$62,860	$83,830	$82,714

DIVIDENDS PER SHARE	$0.24	$0.74	$0.24	$0.18	$0.18

EARNINGS PER SHARE:
Basic	$2.86	$2.10	$1.53	$2.02	$2.00
Diluted	$2.86	$2.10	$1.52	$2.02	$1.99
Weighted average common shares outstanding:
Basic	41,407	41,233	41,060	41,509	41,388
Diluted	41,491	41,340	41,265	41,588	41,473

	December 31,			September 30,
(In thousands, except headcount data)	2009	2008	2007	2010	2009

BALANCE SHEET DATA
Working capital	$224,092	$144,379	$138,352	$322,163	$204,887
Total assets	412,622	295,571	273,496	527,500	370,472
Total current liabilities	54,044	63,108	58,134	73,796	54,471
Total shareholders’ equity	350,038	226,830	207,750	442,277	308,830

OTHER DATA
Billable headcount in U.S.	1,777	1,433	1,492	2,283	1,536
Billable headcount in India	7,368	6,963	6,123	9,056	6,932
Billable headcount at other locations	83	113	94	160	78

Total billable headcount	9,228	8,509	7,709	11,499	8,546

Risk factors

Prior to making a decision about investing in shares of our common stock, you should carefully consider the specific risk factors set forth below, as well as the risk factors discussed under the heading “Risk Factors” in Syntel’s Annual Report on Form 10-K for the year ended December 31, 2009, and in Syntel’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, June 30, and September 30, 2010, which are incorporated by reference in this prospectus supplement. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may affect our business, financial condition and operating results. If any of these risks actually occurs, our business, financial condition and operating results could suffer, and you could lose all or part of your investment.

Risks related to the offering and our common stock

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

The market price of our stock may be influenced by many factors, some of which are beyond our control, including the following:

•	the failure of securities analysts to continue to cover our common stock or changes in financial estimates by analysts;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	changes in market valuation or earnings of our competitors;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	legislation;

•	future sales of our common stock; and

•	investor perception of us and our industry.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated to and disproportionate to the operating performance of companies in our industry. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

The trading price of our common stock since January 1, 2009 has ranged from a closing price high of $53.10 per share on November 10, 2010 to a closing price low of $17.32 per share on March 5, 2009.

Sales of shares in this offering, or sales of shares eligible for future sale, may cause the market price of our common stock to drop significantly, even if our business is doing well.

This offering may cause the market price of our common stock to decline, perhaps significantly, even if our business is doing well and even though we will not issue any additional shares to be sold in this offering. In addition, our common stock may experience increased volatility in the periods occurring near this offering. The market price of our common stock could also decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Certain shareholders or entities controlled by them or their permitted transferees, subject to the lock-up described below, will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by Rule 144 under the Securities Act of 1933, as amended. If any of these shareholders were to sell a large number of their shares, the market price of our common stock could decline significantly. In addition, the perception in the public markets that sales by them might occur could also adversely affect the market price of our common stock.

In connection with this offering, the Company, the selling shareholder, and certain of his family members have each agreed to enter into a lock-up agreement and thereby be subject to a lock-up period, meaning that, subject to certain exceptions, they and their permitted transferees will not be permitted to sell any of their shares without the prior consent of J.P. Morgan Securities LLC and Jefferies & Company, Inc. for 90 days after the date of this prospectus supplement. See “Underwriting” in this prospectus supplement for more information about the terms of the lock-up agreements.

Except for the shareholders described in the preceding paragraph, generally our other existing shareholders will not be restricted by lock-up agreements in connection with this offering. Although there is no present intention to do so, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above.

Also, in the future, we may issue our securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common stock.

A few significant shareholders control the direction of our business. The concentrated ownership of our common stock will prevent you and other shareholders from influencing significant corporate decisions.

Following completion of this offering:

•

Bharat Desai and Neerja Sethi will beneficially own 61.3% of the outstanding shares of our common stock, or 60.4% of the outstanding shares of our common stock if the underwriters exercise their over-allotment option in full; and

•	Management and their affiliates, excluding Bharat Desai, Neerja Sethi and their affiliates, will own less than one percent of the outstanding shares of our common stock.

As a result, Mr. Desai and Ms. Sethi have the ability to control all matters requiring shareholder approval, including the nomination and election of directors, the determination of our corporate and management policies and the determination, without the consent of our other shareholders, of the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

The interests of our controlling and significant shareholders may conflict with the interests of our other shareholders.

We cannot assure you that the interests of Mr. Desai and Ms. Sethi will coincide with the interests of the other holders of our common stock. For example, Mr. Desai and Ms. Sethi could cause us to make acquisitions that increase the amount of our indebtedness or outstanding shares of common stock or sell revenue-generating assets. So long as Mr. Desai and Ms. Sethi continue to own a substantial number of shares of common stock, Mr. Desai and Ms. Sethi will continue to be able to strongly influence or effectively control our decisions. In addition, other shareholders will not be able to prevent Mr. Desai and Ms. Sethi from selling shares, including all of the shares of our common stock they hold.

We may not pay dividends on our common stock in the future.

We cannot assure you that we will pay dividends on our common stock in the future. While we have declared a quarterly cash dividend during each quarter of our last three fiscal years and declared additional special dividends in 2003, 2005, 2006 and 2008, we have no obligation to do so. Subject to limitations imposed by Michigan law, dividend payments are within the absolute discretion of our Board of Directors. Any reduction or elimination of dividends could adversely affect the market price of our common stock.

Anti-takeover provisions of our charter and bylaws, as well as Michigan law, may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.

The anti-takeover provisions of Michigan law create various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing shareholders. Additionally, provisions of our charter and bylaws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our shareholders. These provisions include:

•	the authority of our board of directors to issue preferred stock with terms as the board of directors may determine;

•	the absence of cumulative voting in the election of directors;

•	limitations on who may call special meetings of shareholders; and

•	advance notice requirements for shareholder proposals.

Use of proceeds

We will not receive any proceeds from the sale of our common stock sold by the selling shareholder in this offering.

Capitalization

The following table sets forth the Company’s capitalization as of September 30, 2010.

(In thousands)	September 30, 2010

Total debt	$—

Shareholders’ equity
Common stock, no par value per share, 100,000,000 shares authorized; 41,477,907 shares issued and outstanding at September 30, 2010	1
Additional paid-in capital	67,221
Restricted stock 271,541 shares issued and outstanding at September 30, 2010	10,343
Accumulated other comprehensive income
Unrealized Investment Gain	280
Unrealized Actuarial Gain (Loss)	(318)
Foreign Currency Translation Adjustment	(364)
Retained earnings	365,114

Total shareholders’ equity	$442,277

Total capitalization	$442,277

The table set forth above is based on shares of common stock outstanding as of September 30, 2010.

This table excludes:

•	14,713 shares issuable upon exercise of outstanding options under our stock option plans at a weighted average exercise price of $9.80 per share; and

•	2,025,095 shares available for future grants or issuance under our stock option plans and our employee stock purchase plan.

Market price of common stock and dividend policy and history

As of November 9, 2010, there were 41,737,397 shares of common stock outstanding, held by approximately 200 holders of record. Our common stock is traded on The NASDAQ Global Select Market under the symbol “SYNT”.

The following table sets forth, for the periods indicated, the high and low sales prices for our common stock. The last reported sale price of our common stock on The NASDAQ Global Select Market on November 16, 2010 was $48.71 per share.

	Price range		Dividend per share(1)
	High	Low

Year ended December 31, 2007
First Quarter	$38.67	$26.59	$0.06
Second Quarter	37.81	30.00	0.06
Third Quarter	42.79	30.35	0.06
Fourth Quarter	47.14	34.30	0.06

Year ended December 31, 2008
First Quarter	$37.26	$24.56	$0.06
Second Quarter	37.18	25.40	0.06
Third Quarter	34.65	22.77	0.06
Fourth Quarter	25.60	18.15	0.56

Year ending December 31, 2009
First Quarter	$26.37	$17.32	$0.06
Second Quarter	31.44	21.09	0.06
Third Quarter	49.13	30.72	0.06
Fourth Quarter	46.29	35.83	0.06

Year ending December 31, 2010
First Quarter	$39.26	$31.86	$0.06
Second Quarter	41.85	32.32	0.06
Third Quarter	44.68	33.97	0.06
Fourth Quarter(2)	53.10	44.72	—

(1)	Dividends declared associated with each respective quarter.

(2)	For the period from October 1, 2010 through November 16, 2010.

The Board of Directors has declared a quarterly dividend of $0.06 per share during each quarter of the Company’s last four fiscal years. In addition, on December, 2008 the Board of Directors declared special cash dividend of $0.50 per share, payable on December 26, 2008 to Syntel shareholders of record at the close of business on December 12, 2008. The Company paid total cash dividends of $0.24 and $0.74 per share for the years ended December 31, 2009 and 2008, respectively. Subject to limitations imposed by Michigan law, dividend payments are within the absolute discretion of Syntel’s Board of Directors and will depend on, among other things, the Company’s results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, anticipated cash needs and other factors that the Board of Directors may deem relevant.

Selling shareholder; security ownership of certain

beneficial owners

The following table provides information about the beneficial ownership of Syntel’s common stock by (i) any person or entity known by the management of Syntel to have been the beneficial owner of more than five percent of Syntel’s outstanding common stock as of September 30, 2010, (ii) the nominees, present directors, and named executive officers of Syntel, and (iii) by all directors and executive officers of Syntel as a group.

Name and address	Number of shares beneficially owned(1)		Number of shares sold in the offering	Number of shares beneficially owned after the offering	Percentage of shares beneficially owned (assuming no exercise of the over allotment option)
					Before the offering	After the offering

Bharat Desai	18,007,292	(2)	2,610,000	15,397,292	43.1%	36.9%
1001 Brickell Bay Drive, Suite 3102
Miami, Florida 33131
Neerja Sethi	10,201,733	(3)	—	10,201,733	24.4%	24.4%
1001 Brickell Bay Drive, Suite 3102 Miami, Florida 33131
Rakesh Vij	9,618,692	(4)	—	9,618,692	23.0%	23.0%
5607 Hartsdale Dr.
Houston, Texas 77036
NS Trust dated February 28, 1997 I	4,659,346	(5)	—	4,659,346	11.2%	11.2%
1001 Brickell Bay Drive, Suite 3102 Miami, Florida 33131
NS Trust dated February 28, 1997 II	4,659,346	(5)	—	4,659,346	11.2%	11.2%
1001 Brickell Bay Drive, Suite 3102
Miami, Florida 33131

Paritosh K. Choksi	29,748	(6)	—	29,748	*	*
Thomas Doke	13,986	(6)	—	13,986	*	*
Arvind Godbole	16,325	(6)	—	16,325	*	*
Rajesh Mashruwala	12,302	(6)	—	12,302
Daniel M. Moore	11,236	(6)	—	11,236	*	*
George R. Mrkonic, Jr.	4,937	(6)	—	4,937	*	*
Raghunath Ramdas	13,400	(6)	—	13,400	*	*
Prashant Ranade	110,000	(6)	—	110,000	*	*
All Directors and Executive Officers as a group (14 persons)	28,476,443	(6)	—	25,866,443	68.2%	62.0%
All Other Shareholders	13,273,942		—	15,883,942	31.8%	38.0%
Total Diluted Shares Outstanding	41,750,385		—	41,750,385	100.00%	100.00%

*	Less than 1%.

(1)

For the purpose of this table, a person or group is deemed to have “beneficial ownership” of any shares as of a given date which such person has voting power, investment power, or has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person. Except as otherwise noted, each beneficial owner of more than five percent of Syntel’s Common Stock and each director and executive officer has sole voting and investment power over the shares reported. With respect to the restricted Common Stock of Syntel shown as owned by certain executive officers and directors, the executive officers have voting power but no investment power.

(2)	Mr. Desai holds shared voting and dispositive power for (a) 4,659,346 shares held by the NS Trust dated February 28, 1997 I, (b) 4,659,346 shares held by the NS Trust dated February 28, 1997 II, (c) 75,000 shares held by the NS Trust dated May 17, 1997 V, (d) 75,000 shares held by the NS Trust dated May 17, 1997 VI, of which trusts Mr. Desai is a co-trustee with Rakesh Vij, and (e) 3,350 shares held in several educational trusts for the benefit of other individuals, of which trusts Mr. Desai is a trustee. Mr. Desai disclaims beneficial ownership of shares held by these trusts.

(3)	Ms. Sethi holds shared voting and dispositive power for (a) 75,000 shares held by the BD Trust dated May 17, 1997 III, (b) 75,000 shares held by the BD Trust dated May 17, 1997 IV, of which trusts Ms. Sethi is a co-trustee with Rakesh Vij, and (c) 3,250 shares held in several educational trusts for the benefit of other individuals, of which trusts Ms. Sethi is a trustee. Ms. Sethi disclaims beneficial ownership of shares held by these trusts.

(4)	Rakesh Vij holds shared voting and dispositive power for (a) 4,659,346 shares held by the NS Trust dated February 28, 1997 I, (b) 4,659,346 shares held by the NS Trust dated February 28, 1997 II, (c) 75,000 shares held by the BD Trust dated May 17, 1997 III, (d) 75,000 shares held by the BD Trust dated May 17, 1997 IV, (e) 75,000 shares held by the NS Trust dated May 17, 1997 V, and (f) 75,000 shares held by the NS Trust dated May 17, 1997 VI, of which trusts Rakesh Vij is a co-trustee. Rakesh Vij disclaims beneficial ownership of shares held by these trusts.

(5)	These shares are also included under both Mr. Desai’s and Rakesh Vij’s ownership as they are co-trustees for these trusts and share voting and dispositive power for these shares of Common Stock.

(6)	The number of shares shown in the table includes the following number of shares which the person specified may acquire within 60 days by exercising options which were unexercised on September 30, 2010: Raghunath Ramdas, 5,000; and all directors and executive officers as a group, 5,000. The number of shares shown in the table includes the following number of shares which are represented by shares of restricted Common Stock which are not vested: Paritosh K. Choksi, 2,302; Thomas Doke, 7,302; Arvind Godbole, 14,150; Rajesh Mashruwala, 7,302; Daniel M. Moore, 5,200; George R. Mrkonic, Jr., 2,302; Raghunath Ramdas, 6,780; Prashant Ranade, 105,000; and all directors and executive officers as a group, 211,163.

Description of capital stock

Syntel’s authorized capital stock consists of 100,000,000 shares of common stock and 5,000,000 shares of Preferred Stock. As of November 9, 2010, there were no shares of Syntel Preferred Stock outstanding and 41,737,397 shares of common stock outstanding, excluding (i) 11,150 shares of common stock issuable upon exercise of outstanding stock options; and (ii) 2,025,095 shares available for future grants or issuance under stock option plans and our employee stock purchase plan. The following description of Syntel’s capital stock is a summary and is qualified in its entirety by the provisions of Syntel’s Articles of Incorporation (Articles) and Bylaws.

Common stock

Subject to the rights of any holder of Preferred Stock, each holder of Syntel’s common stock is entitled to one vote per share held of record on all matters submitted to a vote of shareholders, including the election of directors. Holders of Syntel’s common stock are entitled to receive dividends if declared by Syntel’s Board of Directors, and upon liquidation to share in the net assets of Syntel pro rata in accordance with such shareholder’s holdings. The common stock has no preemptive, redemption, conversion or subscription rights, and all outstanding shares of common stock are, and the shares of common stock offered by this prospectus will be, duly authorized, validly issued and fully paid and nonassessable.

Preferred stock

The Articles authorize the issuance of one or more series of Preferred Stock. The Board of Directors has the power, without further action by the shareholders, to divide any and all shares of Preferred Stock into series and to fix and determine the relative rights and preferences of the Preferred Stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidation and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuances of Preferred Stock by the Board of Directors may result in such shares having senior dividend and/or liquidation preferences to the holders of shares of common stock and may dilute the voting rights of such holders. Issuances of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of holders of common stock. In addition, the issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an “anti-takeover” device without further action on the part of the shareholders of the Company. Syntel has no present plans to issue any shares of Preferred Stock.

Certain provisions of the articles and bylaws

Indemnification.    Syntel’s Articles and Bylaws provide that its directors and officers will be indemnified by Syntel to the fullest extent authorized by Michigan law against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company.

Limitation of liability. The Articles provide that directors of Syntel will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to Syntel or its shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their actions as directors. This provision would have no effect on the availability of equitable remedies or nonmonetary relief, such an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of Syntel). Further, liability of a director for violations of the federal securities laws will not be limited by this provision.

Removal for cause.    Syntel’s Bylaws provide that members of the Board of Directors may be removed by a majority of the outstanding shares of common stock only for cause at a special meeting called for such purpose.

Special meetings; advance notice.    Syntel’s Bylaws reserve the authority to call a special shareholders’ meeting to the Board of Directors, the Chairman of the Board or the President. In addition, the Bylaws provide that the President or Secretary at the written request of shareholders holding a majority of the outstanding shares shall call a special shareholders’ meeting. The Bylaws also establish the following advance notice procedure for the nomination of candidates for election as directors, as well as for other shareholder proposals to be considered at annual shareholders meetings. Notice of shareholder proposals and director nominations must be given timely in writing to the Secretary of the Company. Such notice, to be timely, must be received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; however, in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Business combinations and change of control

Syntel is not currently subject to the Michigan “Fair Price” statute, Chapter 7A of the Michigan Business Corporation Act (Michigan Act); however, the Company’s Board of Directors may elect by resolution to subject Syntel to the provisions of Chapter 7A. Chapter 7A of the Michigan Act provides that a business combination subject to Chapter 7A between a covered Michigan corporation or any of its subsidiaries and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally requires the affirmative vote of not less than 90% of the votes of each class of stock entitled to vote, and not less than two thirds of the votes of each class of stock entitled to vote (excluding voting shares owned by such 10% or more owner), voting as a separate class. These requirements do not apply if (1) the corporation’s board of directors approves the transaction before the 10% or more owner becomes such or (2) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% or more owner has been such for at least five years. Chapter 7A business combinations include, among other transactions, mergers, significant asset transfers, certain disproportionate issuances of shares to an interested shareholder, certain reclassifications and recapitalizations disproportionately favorable to such shareholder, and the adoption of a plan of liquidation or dissolution in which such a shareholder would receive anything other than cash. Chapter 7A does not restrict the purchase of shares from other shareholders in the open market, through private transactions or acquired through a tender offer.

Transfer agent

Computershare Investor Services, LLC of Chicago, Illinois is the Transfer Agent for the common stock.

Material United States federal tax consequences

for non-United States shareholders

This is a general summary of material United States Federal income and estate tax considerations with respect to your acquisition, ownership and disposition of Syntel’s common stock if you are a beneficial owner of shares other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to United States Federal income taxation regardless of its source;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that existed on August 20, 1996, was treated as a United States person on August 19, 1996, and elected to be treated as a United States person.

This summary does not address all of the United States Federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States Federal income tax laws (such as a “controlled foreign corporation,” “passive foreign investment company,” regulated investment company, real estate investment trust, insurance company, company that accumulates earnings to avoid United States Federal income tax, person who holds Syntel’s common stock as part of a hedging or conversion transaction or as part of a short sale or straddle, U.S. expatriate, foreign tax-exempt organization, financial institution, broker or dealer in securities, partnership or other pass-through entity for U.S. Federal income tax purposes or former United States citizen or resident). This summary does not discuss any aspect of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (Code), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service (IRS) and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

If a partnership holds Syntel’s common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Syntel’s common stock, you should consult your tax advisor.

THE COMPANY URGES PROSPECTIVE NON-UNITED STATES SHAREHOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

In general, any distributions Syntel makes to you with respect to your shares of common stock that constitute dividends for United States Federal income tax purposes will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for United States Federal income tax purposes to the extent of the Company’s current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of common stock.

Dividends Syntel pays to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a United States permanent establishment maintained by you) generally will not be subject to United States withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to United States Federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a United States permanent establishment maintained by you may be eligible for a reduced rate of United States withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or other disposition of common stock

You generally will not be subject to United States Federal income tax on any gain realized upon the sale or other disposition of your shares of Syntel’s common stock unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment you maintain);

•

you are an individual, you hold your shares of common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•

the Company is or has been a “United States real property holding corporation” for United States Federal income tax purposes (which the Company believes it is not and has never been, and does not anticipate it will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of common stock, more than 5% of Syntel’s common stock.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to United States Federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax mentioned above also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from United States tax under the treaty. If you are described in the second bullet point above, you generally will be subject to United States Federal income tax at a rate of 30% on the gain realized, although the gain may be offset by some United States source capital losses realized during the same taxable year.

Information reporting and backup withholding

Syntel must report annually to the IRS and to each non-U.S. holder the amount of dividends or other distributions the Company pays to you on your shares of common stock and the amount of tax it withholds on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax (currently at a 28% rate, scheduled to increase to 31% in 2011) on dividends and certain other types of payments to United States persons. You will not be subject to backup withholding tax on dividends you receive on your shares of Syntel’s common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-United States person or if you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of Syntel’s common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-United States person or you are an exempt recipient. Information reporting (and backup withholding if the appropriate certification is not provided) also apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

Any amounts withheld with respect to your shares of Syntel common stock under the backup withholding rules will be refunded to you or credited against your United States Federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Additional withholding requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a foreign financial institution (whether holding stock for its own account or on behalf of its account holders/investors) unless such foreign financial institution agrees to verify, report and disclose its U.S. account holders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. Non-U.S. holders should consult their own tax advisors regarding the effect of this newly enacted legislation.

Estate tax

Syntel common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States Federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for United States Federal estate tax purposes and therefore may be subject to United States Federal estate tax unless an applicable estate tax treaty provides otherwise. Current law eliminates the tax for estates of decedents dying after December 31, 2009 and before January 1, 2011. The Federal estate tax is scheduled to be restored for estates of decedents dying after December 31, 2010.

Underwriting

The selling shareholder is offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Jefferies & Company, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. The selling shareholder has entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling shareholder has agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC	1,044,000
Jefferies & Company, Inc.	652,500
William Blair & Company, L.L.C.	365,400
Janney Montgomery Scott LLC	365,400
Noble Financial Group, Inc.	130,500
Sidoti & Company, LLC	52,200

Total	2,610,000

The underwriters are committed to purchase all the common shares offered by the selling shareholder if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $1.2825 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 390,000 additional shares of common stock from the selling shareholder to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling shareholder per share of common stock. The underwriting fee is $2.1375 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholder assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise

Per Share	$2.1375	$2.1375
Total	$5,578,875	$6,412,500

The selling shareholder estimates that its total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $600,000. The underwriters have agreed to reimburse the selling shareholder for certain of these expenses.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

The Company has agreed that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of its common stock or securities convertible into or exchangeable or exercisable for any shares of its common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities LLC and Jefferies & Company, Inc. for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the “lock-up” period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless J.P. Morgan Securities LLC and Jefferies & Company, Inc waive, in writing, such an extension.

The selling shareholder and certain of his family members have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of the Company’s common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Company’s common stock, whether any of these transactions are to be settled by delivery of the Company’s common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of J.P. Morgan Securities LLC and Jefferies & Company, Inc. for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last

17 days of the “lock-up” period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the “lock-up” period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless J.P. Morgan Securities LLC and Jefferies & Company, Inc. waive, in writing, such an extension.

The restrictions described in the preceding two paragraphs do not apply to:

•

the issuances of shares by the Company pursuant to the conversion or exchange of convertible or exchangeable shares or the exercise of warrants or options, in each case outstanding on the date of this prospectus;

•	grants of employee stock options by the Company pursuant to the terms of a plan in effect on the date of this prospectus or issuances of shares pursuant to the exercise of such options;

•	issuances of shares pursuant to the Company’s dividend reinvestment plan;

•

a transfer of shares by a person other than the Company to a family member or trust, provided the transferee agrees to be bound in writing by the terms set forth in the immediately preceding paragraph prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the lock-up period);

•

shares transferred by a person other than the Company, as a bona fide gift or gifts, whether to charitable organizations or otherwise, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth in the immediately preceding paragraph and no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with such transfer (other than filings pursuant to Section 13(d) or 13(g) of the Exchange Act or on Forms 3, 4 or 5 made after the expiration of the lock-up period); or

•

shares transferred by a person other than the Company, to any foundation, trust, partnership or limited liability company for the direct or indirect benefit of such person or the immediate family of such person, provided that the foundation, the trustee of the trust, the partnership or the limited liability company, as the case may be, agrees to be bound in writing by the restrictions set forth in the immediately preceding paragraph, any such transfer shall not involve a disposition for value and no filing by any party (transferor, transferee, foundation, trust, trustee, partnership or limited liability company) under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with such transfer (other than filings pursuant to Section 13(d) or 13(g) of the Exchange Act or on Forms, 3, 4 or 5 made after the expiration of the lock-up period).

The Company and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “SYNT”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised the Company and the selling shareholder that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The NASDAQ Global Select Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The NASDAQ Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Other than in the United States, no action has been taken by the Company, the selling shareholder or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area (the EU plus Iceland, Norway and Liechtenstein) which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manger for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to the Company and the selling shareholder and their respective affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for the Company and the selling shareholder and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company’s debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for Syntel and for the selling shareholder by Dykema Gossett PLLC. The underwriters are being represented in connection with this offering by Cravath, Swaine & Moore LLP.

Experts

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2009, have been so incorporated in reliance upon the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Available information and incorporation of information by reference

Syntel is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document the Company files at the SEC’s Public Reference Room located at Station Place, 100 F. Street, N.E., Washington, D.C. 20549. You may also receive copies of the documents, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room in Washington, D.C. and other locations. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Syntel’s SEC filings are also available to the public from commercial document retrieval services, at the Company’s website (www.syntelinc.com) and at the SEC’s website (www.sec.gov). Information on Syntel’s website is not incorporated into this prospectus supplement or Syntel’s other SEC filings and is not a part of this prospectus supplement or those other filings.

You may also request a copy of our filings with the SEC, or any of the agreements or other documents that are exhibits to those filings, at no cost, by writing or telephoning us at the following address or telephone number:

Investor Relations

Syntel, Inc.

525 East Big Beaver Road, Suite 300

Troy, Michigan 48083

(248) 619-2800

The SEC allows Syntel to “incorporate by reference” the information it files with the SEC. This permits Syntel to disclose important information to you by referencing these filed documents. Any information referenced in this way is considered part of this prospectus supplement, and any information filed with the SEC subsequent to this prospectus supplement prior to termination of this offering will automatically update and supersede this information. Syntel incorporates by reference in this prospectus supplement the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010; and

•	Our Current Reports on Form 8-K filed on February 2, 2010, February 4, 2010, March 3, 2010, March 9, 2010, March 15, 2010, June 4, 2010 (2 filed) and June 7, 2010.

Any statement contained in a document incorporated by reference in this prospectus supplement will be considered to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that is incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded will not, except as so modified or superseded, constitute a part of this prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus supplement. Neither Syntel nor the selling shareholder has authorized anyone else to provide you with different information. Neither Syntel nor the selling shareholder has authorized anyone to provide you with information different from that contained in this prospectus.

SYNTEL, INC.

5,000,000 Shares of Common Stock

The selling shareholders named in this prospectus under the caption “Selling Shareholders” may offer and sell, from time to time, up to 5,000,000 shares of our common stock. We will not receive any of the proceeds.

Our registration of the shares of common stock covered by this prospectus does not mean that the selling shareholders will offer or sell any of the shares. The selling shareholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell the shares in the section entitled “Plan of Distribution” beginning on page 3.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “SYNT.” On November 11, 2009, the last reported sale price of our common stock on the NASDAQ Global Select Market was $39.69 per share.

Our executive offices are located at 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083, and our telephone number is (248) 619-2800.

Our business and an investment in our common stock involve a high degree of risk.  See “Risk Factors” on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 22, 2009.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus and any prospectus supplements may include forward-looking statements that reflect our current views with respect to our plans, objectives, expectations, prospects and other future events. These statements include forward-looking statements both with respect to us, specifically, and our industry, in general. We make these statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

All forward-looking statements involve inherent risks and uncertainties, and there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those factors set forth under the caption “Risk Factors” in this prospectus and any prospectus supplements and under the captions “Business,” “Legal Proceedings,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Quantitative and Qualitative Disclosures About Market Risk” and “Controls and Procedures” in our most recent Annual Report on Form 10-K, all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus and any prospectus supplement. Forward-looking statements speak only as of the date on which they are made. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materializes, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we anticipate. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this Cautionary Statement. Before purchasing any securities, you should consider carefully all of the factors set forth or referred to in this prospectus and any other prospectus supplement that could cause actual results to differ.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Prior to making a decision about purchasing our common stock, you should carefully consider the risks and uncertainties and all other information contained or incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008, Quarterly Report on Form 10-Q for the first quarter ended March 31, 2009, Quarterly Report on Form 10-Q for the second quarter ended June 30, 2009 and Quarterly Report on Form 10-Q for the third quarter ended September 30, 2009. All of these “Risk Factors” are incorporated by reference herein in their entirety, as well as any modification, replacement or update to these risks and uncertainties that are reflected in any future filings we make with the Securities and Exchange Commission as described under “Where You Can Find More Information” below, which will also be incorporated by reference herein in their entirety. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these risks or uncertainties actually occurs, then our business, results of operations and financial condition could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment. For more information see “Where You Can Find More Information” on page 5 of this prospectus.

OUR COMPANY

We were incorporated under Michigan law on April 15, 1980. We are a worldwide provider of information technology and Knowledge Process Outsourcing (KPO) services to Global 2000 companies. Our service offerings are grouped into four segments:

•	Applications Outsourcing, which consists of outsourcing services for ongoing management, development and maintenance of business applications;

•

KPO, which consists of high-value, customized outsourcing solutions that enhance critical back-office outsourced solutions such as transaction processing, loan servicing, retirement processing, and collections and payment processing and is focused primarily on the financial services, healthcare and insurance sectors.

•	e-Business, which consists of practice areas in Web solutions, Data Warehousing/Business Intelligence, Enterprise Resource Planning and Enterprise Applications Integration services; and

•	TeamSourcing®, which consists of professional Information Technology (IT) consulting services.

We believe that our service offerings are distinguished by our Global Delivery Model, a corporate culture focused on customer-service, responsiveness and our own internally-developed “intellectual capital,” which is based on a proven set of methodologies, practices and tools for managing the IT functions of our customers. Our Global Delivery Service provides us with flexibility to deliver to each customer a unique mix of services on-site at the customer’s location, off-site at our U.S. locations and offshore at Global Development Centers in Mumbai, Chennai and Pune, India. The benefits to the customer from this customized service approach include responsive delivery based on an in-depth understanding of the specific processes and needs of the customer, quick turnaround, access to the most knowledgeable personnel and best practices, resource depth, 24-hour support seven days a week and cost-effectiveness. By linking each of our service locations together through a dedicated data and voice network, we provide a seamless service capability to our customers around the world largely unconstrained by geography, time zones or cultures.

USE OF PROCEEDS

All net proceeds from the sale of the shares of common stock will go to the shareholder who offers and sells them. We will not receive any proceeds from this offering.

SELLING SHAREHOLDERS

The selling shareholders may include Bharat Desai, Neerja Sethi and certain trusts holding shares of our common stock over which Mr. Desai and Ms. Sethi exercise voting and dispositive power. The selling shareholders may from time to time sell some, all or none of the shares being registered hereby. In addition, the selling shareholders may sell, transfer or otherwise dispose of a portion of the shares owned by them in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). We do not know how long the selling shareholders will hold their shares before selling them. The shares of our common stock covered by this prospectus may also be sold by donees, pledgees and other transferees or successors-in-interest of the selling shareholders. See “Plan of Distribution” on page 3.

Bharat Desai is one of our co-founders and serves as our Chairman of the Board. He has been a director since our formation in 1980. Mr. Desai served as our Chief Executive Officer from our formation in April 1980 until February 2009 and as our President from our formation until December 2006. Mr. Desai is the spouse of Ms. Sethi.

Neerja Sethi is one of our co-founders and has served as Vice President, Corporate Affairs and a director since our formation in 1980. Ms. Sethi is the spouse of Mr. Desai.

The selling shareholders acquired the shares of our common stock that they may offer under this prospectus as founder shares and as a result of a stock split completed by the Company before its initial public offering in 1997 and a stock split completed by the Company in 1998.

The selling shareholders own additional shares of our common stock that have not been registered under the registration statement of which this prospectus is a part. They may sell, transfer or otherwise dispose of any shares of our common stock that are owned by them in transactions exempt from the registration requirements of the Securities Act.

The applicable prospectus supplement for any offering of the shares of common stock being registered hereby will include the following information:

•	The identity of the selling shareholders and the nature of any position, office or other material relationship that the selling shareholders have with us or any of our affiliates;

•	the number of shares of our common stock owned by the selling shareholders before and after the offering; and

•	the number of shares of our common stock offered for sale by the selling shareholders.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling shareholders. “Selling shareholders,” as used in this prospectus, includes donees and pledgees selling shares received from the named selling shareholders after the date of the prospectus. The selling shareholders may offer and sell all or a portion of the shares covered by this prospectus from time to time, in one or more or any combination of the following transactions:

•	on the NASDAQ Global Select Market, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded;

•	in privately negotiated transactions;

•	in underwritten transactions;

•	in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise; or

•	in a combination of any of the above transactions.

A selling shareholder may sell shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The offering price of the shares from time to time will be determined by the selling shareholder and, at the time of the determination, may be higher or lower than the market price of our common stock on the NASDAQ Global Select Market or any other exchange or market.

A selling shareholder may sell the shares through broker-dealers, acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. If this happens, broker-dealers or underwriters may receive discounts, concessions or commissions from the selling shareholder, or they may receive commissions from purchasers of shares for whom they acted as agents.

A selling shareholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

If the selling shareholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

The selling shareholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement in effect between us and the selling shareholders, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, or we may be entitled to contribution. The selling shareholders will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees, any expenses of compliance with state securities or “blue sky” laws and all underwriting discounts and selling commissions, if any.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of our common stock to be offered by the selling shareholders by this prospectus has been passed upon by Daniel M. Moore, Chief Administrative Officer, General Counsel and Corporate Secretary of the Company. Mr. Moore beneficially owns, or has rights to acquire under the Company’s employee benefit plans, an aggregate of less than 1% of the Company’s common stock.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance upon the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are available to the public from the SEC’s website at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the time that all securities covered by this prospectus have been sold; provided, however, that we are not incorporating any information furnished under any of Item 2.02 or Item 7.01 (including exhibits furnished under Item 9.01 in connection with information furnished under Item 2.02 or Item 7.01) of any current report on Form 8-K:

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2009 Annual Meeting of Shareholders);

•	Quarterly Report on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009;

•	Current Reports on Form 8-K filed on February 10, 2009, February 24, 2009, April 27, 2009, April 30, 2009, July 27, 2009, July 29, 2009 and October 29, 2009;

•	Any other filings we make pursuant to the Exchange Act after the filing date of the initial registration statement and prior to effectiveness of the registration statement; and

•	Description of our common stock contained in our registration statement on Form S-3 dated December 11, 2006.

To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write us at the following address:

Syntel, Inc.

Investor Relations

525 E. Big Beaver Road, Suite 300

Troy, Michigan 48083

(248) 619-2800

This prospectus is part of a registration statement that we have filed with the SEC. You should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplements. We have not authorized anyone, including any dealer, salesperson or other person, to provide you with different or additional information. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. The information contained in this prospectus is current only as of its date.